Anna Marie Lyles, Ph.D.

253 Jefferson Road

Princeton, N.J. 08540

Notice of Exempt Solicitation

NAME OF REGISTRANT: ExxonMobil

NAME OF PERSON RELYING ON EXEMPTION: Anna Marie Lyles, Ph.D.

ADDRESS OF PERSON RELYING ON EXEMPTION: 253 Jefferson Road, Princeton, N.J. 08540

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934, in connection with a proxy proposal to be voted on at the Registrant’s 2023 Annual Meeting. Submission is not required of this filer under the terms of the Rule but is made voluntarily by the proponent in the interest of public disclosure and consideration of these important issues.

Anna Marie Lyles, Ph.D., urges you to vote FOR Item 14, which requests an actuarial assessment of the potential cumulative litigation risk from current environment-related litigation, at ExxonMobil’s (or “the Company’s”) annual meeting of shareholders on May 31, 2023.

I.       RESOLUTION

RESOLVED: Shareholders request an actuarial assessment, omitting confidential information and prepared at a reasonable cost, of the potential cumulative risk to the ExxonMobil Corporation (‘ExxonMobil’ or the ‘Company’) from current environment-related litigation against the Company and its affiliates.

II.       WHY INVESTORS SHOULD VOTE FOR THE PROPOSAL:

A.	In summary:

1)	The Company faces a variety of types of litigation risk throughout the United States and in other countries, including Guyana where it has one of its most important new strategic production sites;

2)	The Proponent views the Company’s lack of specific disclosure of these risks to investors as inadequate because it does not enable shareholders to assess the level of risk to their investment;

3)	Loss of trust in the Company, arising from operational and reputational issues connected to the litigation and Esso’s operations in Guyana, may compound these litigation risks;

4)	Shareholders need an outside, professional evaluation of the cumulative litigation risks facing the Company in order to have confidence that the board and management are exercising proper oversight and leadership of these rapidly evolving legal challenges.

B.	The Company faces a variety of types of litigation risk throughout the United States and in other countries, including Guyana where it has one of its most important new strategic production sites

The Company faces various types of litigation, including environmental permitting and climate damages litigation, the risks of which are financial, operational, and reputational, at least. However, the most recent Annual Report, in line with historic practice, makes very limited and inadequate reference to pending litigation, and provides inadequate details to allow assessment of the Company’s assertion that it foresees no material adverse effect from pending litigation on its operations, financial condition, or financial statements, taken as a whole.1

Litigation in Guyana is an example of one particularly acute set of risks to the Company’s future profitability, given the emphasis the Company has put in its communications to investors on Guyana as a new source for its production of oil, and which is emphasized especially in the 2022 Annual Report2￼ Press reports indicate that current litigation and related activities in Guyana risks:

•	Loss of permits or licenses to operate. The length of Esso Exploration and Production Guyana Limited’s (“Esso”, the Company’s local subsidiary) environmental permits have been amended from over 20 years to 5 years[3];
•	Shut-down of operations entirely, if litigation currently challenging Esso’s offshore oil production on Guyanese constitutional grounds were to be successful,[4] which could potentially cost the Company hundreds of billions in lost revenues;[5]
•	Enforcement action that could potentially reduce production, due to allegations of unsafe operations, reportedly exceeding safety limits;[6]
•	Unlimited parent company indemnities from the Company for any potential losses caused by its local subsidiary because of any future well blowout, oil spill, or other failure.[7] Whilst potential liabilities are open-ended, by way of comparison, BP and its affiliates faced in the region in excess of US$65 billion in clean-up costs and legal fees as a result of the Macondo well blow-out, which took almost three months to cap.[8] A similar event in Guyana could have severe consequences for numerous coastal Caribbean economies. Further, as a developing country, Guyana may lack the resources and expertise of the United States to respond rapidly to any such disaster.

_____________________________

1 ExxonMobil, Annual Report to the Shareholders, Item 3 Legal Proceedings, p.28, and Note 16 to the Financial Statements, p. 104, available at: https://www.sec.gov/Archives/edgar/data/34088/000119312523100102/d389523dars.pdf.

2 Guyana is one of only two strategic upstream projects emphasized in the Annual Report, the other being the Permian Basin in the United States. Id., at iii.

3 Reported in Guyana’s national media: https://www.kaieteurnewsonline.com/2021/03/15/liza-one-two-permits-amended-from-20-to-five-year-timeline-in-keeping-with-court-order/

4 Litigation reported: in https://www.reuters.com/article/climate-change-litigation-latam-idAFL5N2NJ36C.

5 Based on (1) a reported 11 billion barrels of oil recoverable from the Company’s Guyana operations: https://corporate.exxonmobil.com/locations/guyana/guyana-project-overview#DiscoveriesintheStabroekBlock; (2) an approximate current price of oil of $70-80, which fluctuates over time; (3) the Company’s investment is a joint venture (45%) with Hess (30%) and CNOOC (25%): https://cnoocinternational.com/en/operations/americas/guyana.

6 Media reports indicate that in January 2023, Liza Destiny was 27.45% over its recommended safety limit of 120,000 bpd; Liza Unity was 9.8% above the recommended safety limit: https://www.kaieteurnewsonline.com/2023/01/29/exxonmobil-pushes-the-envelope-things-could-blow-up/.

7 As reported in national media, a clause in the environmental permit requires the Company to cover all costs that might result from a well blowout: https://www.kaieteurnewsonline.com/2022/09/25/guyanese-take-epa-to-court-to-ensure-exxon-covers-all-costs-for-oil-spill-disaster-at-liza-phase-1-project/.

8 Reported BP liabilities: https://www.reuters.com/article/us-bp-deepwaterhorizon-idUSKBN1F50NL; length of clean up period detailed here: https://www.epa.gov/enforcement/deepwater-horizon-bp-gulf-mexico-oil-spill.

Despite repeated emphasis on the importance of Guyana to the Company’s financial performance, shareholders will recognize that they have not been informed of these litigations by the Company, either in the Company’s securities filings, in investor briefings, in press conferences, or in any other public fora.

The Proponent believes that shareholders similarly lack adequate disclosures from the Company for reliance upon its assessment that litigation risk in the United States is immaterial. Litigation in the United States challenging the Company’s lack of proper environmental stewardship and misleading public disclosures about the risks from burning fossil fuels has been increasing since 2017. While the company discloses two environmental proceedings utilizing a $1 million threshold for disclosure, other cases filed against the Company may well entail orders of magnitude greater liabilities, including cases seeking:

•	Compensation for toxicity that is detrimental to human health and may be compounded by environmental justice litigation such as that currently underway in Texas[9].
•	Allocation of responsibility for harms from and adaptation to climate change, such as alleged in on-going litigation brought by six states, the District of Columbia, nine cities, six counties, Puerto Rico, and the Pacific Coast Federation of Fishermen, to date;[10]
•	Damages in consumer protection litigation arising from allegations consumers were misled about the consequences of burning fossil fuels, such as is being litigated in the state law cases brought by Anne Arundel Country, City of Annapolis, Massachusetts, Minnesota, and the District of Columbia;[11]
•	Damages in securities litigation arising from allegations investors were misled about the value of the Company’s assets, in light of climate change and regulatory efforts to mitigate climate change, causing some assets to become stranded.[12]

Litigation risk for oil and gas companies globally appears to be increasing, particularly in light of an increased focus by plaintiff firms and public interest organization on the potential for climate litigation. For example, as noted in the Supporting Statement to the Resolution, Shell plc has been ordered by a Dutch court to reduce its CO2 emissions by 45% by 2030,13 including from use of its end-products, which clearly has major implications for its business model. The Company’s limited approach to disclosing litigation risk means investors cannot be sure whether it also faces the prospect of court judgments that could have such major implications for the Company’s own business model.

_____________________________

9 See for instance the litigation in Environment Texas Citizens Lobby, Inc., v. ExxonMobil Corp., 824 F. 3d 507 (5th Cir. 2016), and subsequent decisions, which has successfully challenged Exxon for multiple violations of the Clean Air Act in Baytown, Texas. The Company disclosed in its most recent Annual Statement that its operations in Baytown are being challenged by the State of Texas for alleged violations of the Texas Clean Air Act. ExxonMobil Annual Report to Shareholders, Item 3, Legal Proceedings, note 1, above.

10 See Columbia University Law School, Sabin Center for Climate Change Law, Climate Litigation Database (prepared in conjunction with Arnold & Porter), for pleadings in the cases: http://climatecasechart.com/case-category/common-law-claims/. The states are Connecticut, Delaware, Massachusetts, Minnesota, Rhode Island, and Vermont; the District of Columbia and Puerto Rico are both engaged in active litigation against the oil majors, including Exxon; the cities are Annapolis, Baltimore, Boulder, Charleston, Hoboken, Honolulu, Imperial Beach, Oakland, and Santa Cruz; the counties are Anne Arundel, Boulder (both City and County of Boulder are plaintiffs), King County (Seattle), Maui, Marin, and San Mateo.

11 Id.

12 See Ramirez v. ExxonMobil et al., Northern District of Texas, 3 :16-cv-3111 (filed 2019), available at: http://climatecasechart.com/case/ramirez-v-exxon-mobil-corp/.

13 As reported: https://www.cnbc.com/2021/05/26/dutch-court-rules-oil-giant-shell-must-cut-carbon-emissions-by-45percent-by-2030-in-landmark-case.html.

C.	The Company’s disclosure of these risks to investors is insufficient and/or absent, meaning shareholders cannot assess the level of risk to their investment

The record of these litigations so far, both in the US and Guyana, provide no basis for the Company’s assertion in the notes to its financial statements that it foresees no material impact on its operations, financial condition, or financial statements, taken as a whole.14 There is no clear reference to any litigation in Guyana, nor to any of the above environmental-related litigation that the Company faces in the US, despite the potentially substantial sums at risk in those cases. Moreover, the forthrightness of management is always a material concern to investors, irrespective of any financial consequences from the matters being disclosed.15 Most of the consumer protection lawsuits and damages lawsuits set out above challenge the Company’s position about the consequences of burning fossil fuels. Investors need to have an outside evaluation of litigation risk from those cases in order also to evaluate the integrity, and thus quality, of management as a corporate governance concern.

Indeed, the Company’s response to this proposal in its Proxy Statement reinforces the sense of inadequate disclosure. With reference to the Guyana litigation, the Company states that “permit challenges have been found to be meritless by both trial and appellate courts”. This statement appears incomplete, in light of media reports that litigation has led to the environmental permits of Esso being amended from more than 20 years to 5 years.16

There are several possible explanations for the Company’s silence on litigation risk generally, and apparent incompleteness in its Proxy Statement for this meeting, including the possibility that the Board has not been properly informed of these. Given that silence, however, in contrast to the serious consequences the litigation portends, a professional third-party evaluation such as this proposal seeks is imperative.

D.	Loss of trust in the Company, arising from operational and/or reputational issues connected to the litigation and Esso’s operations in Guyana, may compound these litigation risks

Loss of trust in the Company may compound the risks of losses, particularly if / when additional cases go to trial.

Some issues of trust are both reputational and operational. As noted, some of the litigation in Guyana concerns the risk of a blow out or other accident. Media reports indicate that Esso is operating its floating production storage and offloading (FPSO) vessels above their safety limits, about which the former Head of Guyana’s Environmental Protection Agency (EPA) has expressed serious concerns (also noting this would not be possible in the US, where he worked for the Department of Energy for many years).17 In its Proxy Statement, the Company dismisses concerns about its Guyana operations by emphasizing how “cooperatively” Esso works with the country’s EPA – however, safe operations require robust enforcement of rules and regulations. The cooperative approach may raise concerns – and may also explain why litigation has already led to environmental permits, issued by the EPA to Esso, being amended from more than 20 years to 5 years.18

_____________________________

14 ExxonMobil, Annual Report to the Shareholders, Note 16 to the Financial Statements, p. 104, available at: https://www.sec.gov/Archives/edgar/data/34088/000119312523100102/d389523dars.pdf.

15 See, e.g.. Securities and Exchange Commission, Staff Accounting Bulletin 99, available at: https://www.sec.gov/interps/account/sab99.htm.

16 Reported in Guyana’s national media, available here: https://www.kaieteurnewsonline.com/2021/03/15/liza-one-two-permits-amended-from-20-to-five-year-timeline-in-keeping-with-court-order/.

17 Id.

18 Id.

Other issues are primarily reputational. Already the Company has risked losing the public’s trust based on revelations alleging that the Company hid what their scientists knew about climate change based upon the Company’s own research from as far back as at least 1957,19 even as the Company used that research in designing its off-shore and other infrastructure. This loss of trust may worsen outcomes in environmental litigation, particularly if cases go to trial. If consumers, shareholders, or public authorities generally lose confidence that the Company is being truthful in its statements about its commitments to meet the challenges of climate change, including statements made in this Proxy Statement, that may lead to more consumer protection or securities litigation being brought against the Company, consumer boycotts, or regulatory action.

E.	Shareholders need an outside, professional evaluation of the cumulative litigation risks facing the Company in order to have confidence that the board and management are exercising proper oversight and leadership of these new, rapidly evolving legal challenges

The proposal seeks an actuarial report on the cumulative financial costs and other related risks (such as loss of permits and increased insurance costs) facing the company, prepared by a professional third party. It is only with such information that shareholders can determine if the board and management of the Company are providing proper oversight and leadership over these evolving challenges.

III. Further Proxy Statement Rebuttal

As discussed above, the Company appears to have misstated the facts on the Guyana litigation in its Proxy Statement in response to this proposal. Disappointingly, the Company also resorts to ad hominem attacks on the proponent of the resolution. Those attacks deserve no response.

Contrary to the Company’s Proxy Statement 2023,20 which refers to this Item 14 under the heading “Litigation Disclosure Beyond Legal and Accounting Requirements”, this proposal does not require ExxonMobil to make disclosure of confidential information such as litigation strategy or communications protected by attorney-client privilege. The text of the resolution explicitly says “omitting confidential information”. What the resolution seeks is an actuarial assessment of the cumulative litigation risk from current environmental-related litigation, not the risk of any specific litigation or disclosure of the Company’s analysis of any specific case. The cumulative risk to the Company from the many diverse types of litigation facing the Company is information that investors need to determine if the board and officers of the company are properly informed and managing, mitigating, and insuring these emerging challenges. All of this litigation may have implications for the costs of bonding projects, D&O insurance, other project-based insurance, and so forth, further emphasizing the need for an outside, cumulative evaluation.

_____________________________

19 See Brief of Amici Curiae Robert Brulle et. al. in Support of the District of Columbia, in District of Columbia v. Exxon Mobil Corp. et al., United States Court of Appeal for the District of Columbia Circuit, No.22-civ-7163, available at: https://climateintegrity.org/uploads/media/Amici_Brulle_et_al_DC_Circuit_Brief_Support_Appellee.pdf.

20 Available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/34088/000119312523100079/d429320ddef14a.htm#toc429320 _28

Management’s opposition to this actuarial assessment of the cumulative litigation risk would, if successful, prevent investors from securing relevant information that may impact shareholder value and return on investment. Investors such as pension funds and asset managers have fiduciary obligations and a deep sense of responsibility to their clients. They cannot turn a blind eye to the Company’s litigation risks without themselves being at risk from dissatisfied clients whose investments may be affected.

This is not a solicitation of authority to vote your proxy. Please DO NOT send the proponent your proxy card. The Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote for Proxy Item 14 following the instruction provided on the management’s proxy mailing.